# CERTIFICATE OF AMENDMENT OF
# CERTIFICATE OF INCORPORATION OF
# NATUROL HOLDINGS LTD.
## a Delaware corporation

**NATUROL HOLDINGS LTD.**, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "General Corporation Law")

DOES HEREBY CERTIFY:

FIRST:  That on March 10, 2004, the Board of Directors duly adopted a resolution proposing to amend the Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interest of this corporation and its stockholders, and, by written consent in accordance with Section 228 of the General Corporation Law, the stockholders of this corporation consented to the resolutions setting forth the proposed amendment, which resolutions are as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by amending ARTICLE I to read as follows:

ARTICLE I

The name of this corporation shall be:

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

SECOND:  The foregoing amendment was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 and 242 of the General Corporation Law.

THIRD:  That said amendments were duly adopted by the Board of Directors on March 10, 2004 in accordance with the provisions of Section 141(f) of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been signed by the President of this corporation as of April 23, 2004.

By: _____
William E. Prince, President